UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Merchants Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58844R108

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58844R108

1.	Names of Reporting Persons Michael F. Petrie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,709,800

	6.	Shared Voting Power 8,293,250

	7.	Sole Dispositive Power 1,709,800

	8.	Shared Dispositive Power 8,293,250

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,003,050

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 34.87%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 58844R108

1.	Names of Reporting Persons Jody J. Petrie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,293,250

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,293,250

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,293,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 28.91%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 58844R108

1.	Names of Reporting Persons The Michael F. Petrie Grantor Retained Annuity Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,957,250

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,957,250

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,957,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.28%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Merchants Bancorp
	(b)	Address of Issuer’s Principal Executive Offices 11555 N. MERIDIAN STREET, SUITE 400, CARMEL, IN, 46032

Item 2.
(a)

Name of Person Filing
Michael F. Petrie

Jody J. Petrie

The Michael F. Petrie Grantor Retained Annuity Trust

Michael F. Petrie, Jody J. Petrie, and The Michael F. Petrie Grantor Retained Annuity Trust have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

	(b)	Address of Principal Business Office or, if none, Residence 11555 N. MERIDIAN STREET, SUITE 400, CARMEL, IN, 46032
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1. Michael F. Petrie
	(a)	Amount beneficially owned: 10,003,050
	(b)	Percent of class: 34.87%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,709,800
		(ii)	Shared power to vote or to direct the vote 8,293,250
		(iii)	Sole power to dispose or to direct the disposition of 1,709,800
		(iv)	Shared power to dispose or to direct the disposition of 8,293,250

2. Jody J. Petrie
	(a)	Amount beneficially owned: 8,293,250
	(b)	Percent of class: 28.91%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 8,293,250
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 8,293,250

3. The Michael F. Petrie Grantor Retained Annuity Trust
(a) Amount beneficially owned: 4,957,250
(b) Percent of class: 17.28%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 4,957,250
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 4,957,250

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2018
Date

/s/Michael F. Petrie*
Michael F. Petrie

/s/ Jody J. Petrie*
Jody J. Petrie

The Michael F. Petrie Grantor Retained Annuity Trust

By: /s/ Jody J. Petrie*
Jody J. Petrie, Trustee

*By: /s/ Brian J. Sullivan
Brian J. Sullivan, Attorney-in-Fact

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).